UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        AMENDMENT NO. 1 to FORM 10-SB12G


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                           COATES INTERNATIONAL, LTD.
                 (Name of Small Business Issuer in its charter)
                          Commission File No. 33-94884


               Delaware                                    22-2925432
    (State or Other Jurisdiction               (IRS Employer Identification No.)
  of Incorporation or Organization)

Highway #34 & Ridgewood Road, Wall Township, New Jersey               07719
     (Address of principal executive offices)                       (Zip Code)

                                 (732) 449-7717
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Act:

    Title of each class                       Name of each exchange on which
    to be so registered                       each class is to be registered

           None                                             None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, par value $.0001
                                (Title of Class)

                                     PART I

Item 1.  Description of Business.

(a)  Business Development

     1.   Form and Year of Organization

     Coates International Ltd. ("CIL" or the "Company") is a Delaware corporation organized in October 1991 by George J. Coates as successor in interest to a Delaware corporation of the same name incorporated in August, 1988.

     The Company has completed the development of a spherical rotary valve system (the "Coates System") for use in piston driven internal combustion engines of all types. Development of the Coates System was initiated by CIL's founder, George J. Coates, in Ireland in the late 1970's. In 1982, Mr. Coates obtained a patent from the Republic of Ireland for the Mark I version of the Coates spherical rotary valve system for use in piston driven engines. In 1986, George J. Coates emigrated to the United States where he commenced development of the Mark II version and subsequently, the Mark III version of his spherical rotary valve system. Mr. Coates has also been issued a number of U.S. and foreign patents with respect to various aspects of the Coates System and has patent applications pending in several foreign jurisdictions. See "Patents and Licenses".

     CIL holds an exclusive license from George J. Coates and his son Gregory Coates, to manufacture, sell and grant sublicenses with respect to products based on the Coates Patent, within all of the countries, their territories and possessions, comprising North America, Central America and South America (the "Licensed Areas"). George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Area, or to grant any exclusive or non-exclusive license in the Licensed Areas except through CIL. In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson Mclaren or from Noble Motor Sport, manufacturer of Ascari racing cars, for manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents. "See Patents and Licenses".

     CIL has concentrated its efforts since the inception of its predecessor entity in August 1988 to the present date in the research and development of the Coates spherical rotary valve combustion engine technology and has realized insignificant revenues throughout this research and development period. In 1996 CIL realized $73,375 US dollars in revenues paid by Nicholson McLaren in partial payment for 2 high performance racing car engines utilizing the Coates system, which was shipped to Nicholson McLaren by CIL in April 1996. CIL executed a license agreement and a sales representative agreement with Nicholson McLaren. See "Patents and Licensing".

     Since its inception, the bulk of the development costs and related operational costs of CIL have been funded primarily through cash generated from the sale of stock, through capital contributions and loans made by Gregory Coates and from several entities for prototype models and licensing fees. CIL has incurred losses from the inception of the predecessor entity in August 1988 through December 31, 2000 of 11,012,166 and at December 31, 2000, had a net worth of $228,726 and a negative working capital of ($258,221).

(b)  Business of the Company

     CIL's ability to generate revenues and achieve profitable operations is principally dependent upon the execution and funding of sub-license agreements with engine manufacturers or retrofitters, and upon the manufacture and sale, by CIL, of combustion engines modified with the Coates System in high performance automotive, motorcycle, marine racing engines, and other types of combustion engines. CIL is actively attempting to market its technology and is in communication with various persons and entities that may be interested in acquiring sub- licenses to use the technology.

The Coates Spherical Rotary Valve Engine

     The Coates Spherical Rotary Valve Engine (the "Coates SRV" Engine) differs from the conventional poppet valve currently used in almost all piston driven automotive, motorcycle and marine engines by changing the method which the air and fuel mixture is delivered to the engine cylinder as well as the method of expelling the exhaust gases after the mixture is ignited. Unlike the poppet valve which protrudes into the engine cylinder, the Coates SRV Engine utilizes spherical valves which do not protrude into the cylinder head but rotate in a cavity formed between a two piece cylinder head. As a result of employing fewer moving parts as compared to the poppet valve and not protruding into the engine cylinder, management believes that the Coates SRV Engine will promote less engine wear and will require less lubrication over the life of the engine. In addition, because the Coates SRV Engine does not employ parts which protrude into the engine cylinder, it is designed with larger openings into the cylinder than the conventional poppet valves so that more fuel and air mixture can be inducted into and expelled from the engine cylinder in a shorter period of time using the Coates SRV Engine, leading to an eligibility to operate the engine faster and an ability to utilize higher compression ratios with lower compression chamber temperatures. Management believes that as a result, engines modified with the Coates SRV Engine will produce more power than similar engines utilizing the poppet valve system. However, there can be no assurance that the Coates SRV Engines will find general acceptance in the marketplace.

     The combustion engine has been in use for approximately 100 years and is the most widely used powerpack in the world. There are more than 120 million new combustion engines built in the world every year, and 40 million engines are rebuilt annually. Management of CIL believes that the Coates Engine will be the engine of the future. In the late 1960's and 1970's, most vehicle combustion engines in the USA were running at a compression ratio of 12 to 1 which resulted in an engine efficiency of approximately 55 percent. The rest of the engine's power was lost in friction, pumping and heat loss. When it was found that lead additives in fuel had an adverse effect on the environment, it was removed from the fuel. This causes the poppet valve engine combustion chamber to overheat, raising the temperature in excess of 2500 degrees farenheit and damaging the poppet valves. The answer to this problem was to lower the compression ratios of all engines to 10 to 1 or lower, thus reducing efficiency of the combustion engine to approximately 24 percent. This means less miles per gallon (MPG), lower brake horse power (BHP) and lower torque. The air traveling through the inlet venturi of a combustion engine inlet travels at a speed of up to 450 ft per second. In normally aspirated engines this works, but in poppet valve engines, the BHP and torque decreased as the air traveling in does not increase in speed unless a turbo or supercharger is incorporated. At higher RPM's the poppet valve tends to float or bounce and is unable to service the cylinder and chamber to capacity with air and fuel mixture. This is the reason for adding two extra valves to modern engines including turbos or superchargers. The large overlap is another common defect in poppet valve engines, causing unburned fuel to escape through the exhaust poppet valves which leads to a loss of power, lower MPG and production of pollution.

     The poppet valves' stems are lubricated with engine oil which is burnt off the exhaust valve, directly into the atmosphere. The stem of the inlet valve system is also lubricated with engine oil, which is washed off and inducted into the combustion chamber with air and fuel mixture. This slows combustion and produces further emissions and eventually clogs the catalytic converter.

     Variable valve timing has advantages at lower RPM's as it can shorten the overlap duration of the valves, but the extra moving parts eventually wear. On quick deceleration, it can cause piston and valve contact where serious damage can occur. Poppet valves, if not activated with hydraulic systems, must have clearances readjusted periodically. The poppet valve of the original engine has been used and modified continuously until the present, However, it is the most troublesome part of a combustion engine and has lower efficiency at higher RPM's.

     Because the CSRV valves rotate away from the combustion chamber and are vented and charged on the opposite side of each sphere, a lower combustion chamber temperature is created, allowing higher compression ratios to be used thus creating an extremely efficient engine. Some of the Coates Spherical Rotary Combustion Engines have run at 12 to 1 and up to as high as 18.7 to 1 compression ratios depending on the application and such compression ratios may potentially exceed these ratios as further testing is accomplished.

License Agreement - Well to Wire Energy, Inc.

     On September 29, 1999, CIL signed a license agreement with Well to Wire Energy, Inc., an oil and gas company in Canada, to license the exclusive use of V-8 cylinder engines modified with the Coates System to be fueled by natural gas to generate electrical power for the Country of Canada (the "License Agreement"). Following due diligence investigation of the proposed applications for the production of electrical energy and the location of the engines in the natural gas fields or generation sites, it was agreed between CIL and Well to Wire Energy, Inc. (sometimes referred to as "WWE") that a larger engine modified with the Coates System would be more appropriate. CIL and WWE subsequently agreed that a new and larger prototype engine would be more efficient than the originally conceived 351 cubic inch engine. Accordingly, CIL and Well to Wire agreed that CIL would research and develop a natural gas fed, 855 cubic inch, 6 cylinder, industrial electric generator engine (the "Coates Generator Engine") under the License Agreement.

R&D Agreement - Well to Wire Energy, Inc.

     Pursuant to further negotiations, CIL and WWE agreed that WWE would pay to CIL a $5,000,000 fee to research and develop a production model of the Coates Generator Engine (this research and development agreement between CIL and WWE is referred to as the "R&D Agreement"). On July 21, 2000, CIL and WWE memorialized the R&D Agreement in the form of a signed invoice, a copy of which is annexed hereto as Exhibit 10.8. The July 21, 2000 invoice served as the new R&D Agreement and as an amendment to the License Agreement by substituting the Coates Generator Engine for the earlier engine specifications. During1999, Well to Wire Energy, Inc. made two payments, aggregating $300,000 as deposits under the License Agreement and a payment of $250,000 for the development costs to construct a prototype under the R&D Agreement..

     As part of the understanding between CIL and WWE under the R&D Agreement, CIL would develop a total of three prototype engines meeting these new specifications: two testing prototypes and one production model prototype. To date, including the $250,000 payment made to CIL in 1999, Well to Wire Energy, Inc. has made aggregate payments of $1,200,000 to CIL for these prototypes under the R&D Agreement, $250,000 of which was paid in calendar 1999; $845,000 of which was paid in fiscal year 2000, and; $105,000 was paid in fiscal year 2001. CIL has completed the construction of the first two prototypes and the third prototype, representing the production version of the Coates Generator Engine. The first two prototype Coates Generator Engines were delivered to Well to Wire Energy, Inc. in December, 2000 and April, 2001, respectively. As of the date hereof, the third prototype production model Coates Generator Engine has been completed and is currently undergoing testing.

     Following the testing and delivery of the third prototype, production model, Coates Generator Engine, CIL expects to receive the balance of its license payment due in the amount of $4,700,000, payable in 16 quarterly payments beginning 180 days after delivery, and the balance due under the R&D Agreement of $3,800,000 from Well to Wire Energy, Inc.

     It is the intention of management to fund its business operations through, initially, the consummation of the Well to Wire Energy, Inc. License Agreement and R&D Agreement and, thereafter, through private and/or public financings and sales of sub-licenses.

Competition

     Company management believes that its Coates Generator Engine, developed over the last two years pursuant to its agreements with Well to Wire Energy, Inc., utilizing the Coates spherical rotary valve, will provide material and substantial enhanced efficiencies in power generation and longevity because of the Coates SRV Engine's replacement of the standard poppet valve and its assortment of moving parts with a single spherical valve. Conjunctively, the patented intake and exhaust ports constructed in this spherical rotary valve as well as the proprietary engineering of the Coates SRV Engine's seals will produce higher fuel economies. Based upon these and other proprietary innovations and enhancements of the Coates spherical rotary valve, the Company believes that the Coates Generator Engine will outperform all other comparable natural gas fueled electric generator engines currently utilized in the energy conversion market.

     Notwithstanding Company management's strong beliefs in the potential superior performance of the Coates Generator Engine, the power generation marketplace is a highly competitive industry currently occupied by companies such as Caterpillar, Inc. which owns MAK, Perkins and FG Wilson, Detroit Diesel Corporation, AB Volvo, Cummins and Marathon, among others. All of these companies are much better capitalized than CIL and already occupy segments of the power generation marketplace. In order to successfully penetrate this industry, the Coates Generator Engine will have to produce the performance and durability results anticipated by management and sell at a price or prices that will enable it to effectively compete and gain entrance into this market.

Parts and Supplies

     To date, Company management has utilized the services of various vendors and manufacturers available throughout the United States to provide all of the parts necessary to assemble the Coates Generator Engine. The Company expects to continue to purchase all of its raw materials and parts, manufactured to CIL's specifications, from a wide assortment of suppliers. The Company intends to commence the assembly of the Coates Generator Engines at its facility located in Wall, New Jersey. Thereafter, corresponding to anticipated growth in revenues, the Company will either acquire or lease additional facilities for assembly and inventory.

Patents and Licenses

     In 1982, George J. Coates obtained a patent from the Republic of Ireland for the Mark I version of the Coates spherical rotary valve SRV Engine for use in piston driven internal combustion engines. In 1986, George J. Coates emigrated to the United States where he commenced development of the Mark II version and subsequently the Mark III version of his spherical rotary valve SRV Engine. Between 1990 and 1994, George J. Coates was issued seven United States patents (the Coates Patents) with respect to various aspects of the Coates SRV Engines including the Mark II and Mark III version. The Coates Patents are as follows:

                                    Date                     Date
US Patent No.                Application Filed             Of Patent
-------------                ------------------          ------------

4,989,579 (Mark I)           July 26,1982                February 5,1991
4,953,527 (Mark II)          November 14,1998            September 4,1990
4,989,558                    September 14,1998           February 5, 1991
4,944,261 (Mark IIB)         October 16,1989             July 31,1990
4,976,232                    December 6,1989             December 11,1990
5,109,814                    May 10,1991                 May 5,1992
5,361,739 (Mark III)         May 12,1993                 November 8,1994

     In addition to the foregoing issued patents, Mr. George Coates has filed U.S. patent applications to obtain protection for further inventions covering
(i) the "cooling system" for the spherical rotary valve engine (Serial #:
09/657,788) and (ii) the method and apparatus for "joining pressurized exhaust manifold sections" (Serial #: 09/649,926).

     The Mark I, Mark II, Mark IIB, and Mark III patents were also the subject of foreign filings by Mr. Coates who has been issued foreign patents with respect to some of these filings by Austria, Belarus, Belgium, China, Denmark, Finland, France, Republic of Georgia, Germany, Great Britain, Greece, Hungary, India, Indonesia, Ireland, Israel, Italy, Jordan, Korea, Luxembourg, The Netherlands, Portugal, Spain, Sweden, Switzerland as well as by Australia, Brazil, Bulgaria, Canada, Chile, the Czech Republic, Egypt, Hong King, Japan, Luxemburg, Malaysia, Mexico, New Zealand, Nigeria, Pakistan, Philippines, Poland, Romania, Republic of Russia, Saudi Arabia, Slovakia, Singapore, South Africa, Taiwan, Thailand, Turkey, Ukraine and Venezuela. Mr. Coates continues to have patent applications pending in some of these as well as other foreign countries.

     In February 1995, George J. Coates and his son Gregory Coates each granted CIL a non-exclusive license to manufacture, sell and grant sub-licenses with respect to products based on the Coates Patents within the United States, its territories and possessions in return for a payment of $5,500,000. On September 21, 1995, George J. Coates and Gregory Coates amended the existing license agreement and previous amendments thereto, providing for the substitution of the $5.5 million cash payment for the issuance of 275,000 shares Series A stock as the license fee. The licenses expire in the event of bankruptcy or similar insolvency of CIL and, in which event, the patents would automatically revert to Mr. Coates and his son. George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Areas, or to grant any other exclusive or non-exclusive license in the Licensed Areas except through CIL. The 275,000 shares of Series A stock were issued to George Coates in 1995. On December 22, 1997, George Coates, Gregory Coates and CIL entered into a new License Agreement, superceding the prior agreement and amendments thereto. This new License Agreement granted CIL an "exclusive" license to manufacture, sell and grant sub-licenses for products covered under the Coates Patents, expanding the territories covered from the original territory of the United States and its territories to "all of the countries, their territories and possessions comprising North America, Central America and South America". In consideration of this exclusive and expanded license, CIL agreed to issue to George Coates 500,000 shares of Series A stock which were issued in 1997.

     In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson McLaren or from Noble Motor Sport (manufacturer of Ascari racing cars) for manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents.

Environmental Regulatory Compliance

     The Coates Generator Engine will be subject to extensive environmental laws, rules and regulations that impose standards for emissions and noise. Initially, compliance with the emissions standards promulgated by the U.S. Environmental Protection Agency ("EPA") as well as those imposed by the State of New Jersey and other jurisdictions where CIL expects its engines to operate, will have to be achieved in order to successfully market the Coates Generator Engine. Company management expects that the Coates Generator Engine will successfully comply with all EPA requirements and expects an EPA monitored test of the Coates Generator Engine to be commenced and concluded during the first quarter of 2002. The Company's ability to comply with applicable and future emissions standards is one of the most significant business objectives to attain in order to enter the power generation marketplace. Failure to comply with these standards could result in material adverse effects on the financial results of the Company.

     Employees

At September 30, 2001, CIL employed seven (7) employees, including George J. Coates and his son Gregory Coates who perform both management, assembly and research and development functions, and; Bernadette Coates, the spouse of George
J. Coates, is employed as administrative manager for the Company. The financial controller and bookkeeper for the Company is Ms. Shirley Naidel.

(c)  Report to Securityholders

     The Company files current, quarterly and annual reports with the Securities and Exchange Commission utilizing the SEC's electronic filer's system known as EDGAR. All of these reports are available at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. All of the Company's reports are available for viewing at the SEC Internet Site at: http://www.sec.gov.

Item 2. Management's Discussion and Analysis of
        Financial Condition and Results of Operations

     Coates International Ltd. (CIL or the Company) is a Delaware corporation organized in October 1991 by George J. Coates as the successor in interest to a Delaware corporation of the same name incorporated in August 1988.

     CIL has completed the development of a spherical rotary valve SRV Engine (the "Coates SRV Engine"), the development of which was initiated by its founder, George J. Coates, for use in internal combustion engines of all types. With respect to the Coates SRV Engine, seven applicable United States patents (the "Coates Patents") have been issued to George J. Coates. CIL holds an exclusive license from George J. Coates and his son Gregory Coates, to manufacture, sell and grant sub-licenses with respect to products based on the Coates Patents, within all of the countries, their territories and possessions, comprising North America, South America and Central America (the "License Areas"). George J. Coates and Gregory Coates have also agreed, as long as CIL remains independent and viable, not to compete with CIL in the manufacture, assembly, use or sale of internal combustion engines utilizing the technology falling within the scope of the Coates Patents in the Licensed Areas, or to grant any other exclusive or non-exclusive license in the Licensed Areas, except through CIL. In addition, George J. Coates and Gregory Coates have executed an agreement granting CIL the right to retain any monies including royalties received from Nicholson McLaren or from Noble Motor Sport(manufacturer of Ascari racing cars) for the manufacture, sale, use or assembly of internal combustion engines anywhere in the world using the technology falling within the scope of the Coates Patents.

     CIL has a 14 year operating history, during which it has primarily devoted its attention to developing the technology associated with the Coates SRV Engine. During such time CIL has also arranged for certain tests in order to evaluate the effectiveness of the technology. CIL has also devoted much time attempting to interest various persons and entities in acquiring sub-licenses to use the technology.

Results of Operations for the Year Ended December 31, 2000

     CIL recognized revenue of $845,000 for the fiscal year ended December 31, 2000 which represents a 240% increase over 1999 revenue of $250,000. All of this revenue was generated under the R&D Agreement with Well to Wire Energy, Inc. ("WWE") and represents payments made for CIL's research and development of the Coates Generator Engine. These payments were made and have been applied against the $5,000,000 fee due CIL from WWE for the research and development of three prototype Coates Generator Engines. See " Description of Business - R&D Agreement-Well to Wire Energy, Inc. "

     Operating expenses increased for fiscal year 2000 to $842,337 from $749,972, incurred during fiscal year 1999, due to the approximate 35% increase in general and administrative expenses due principally to increased patent maintenance costs of approximately $27,000 and additional purchases of shop supplies in the approximate amount of $62,000, expended in connection with the construction of the prototype engines for the Well to Wire Energy, Inc. project.

     Depreciation costs associated with CIL's real estate and building, machinery and equipment and for its furniture and fixtures, taken on a straight-line basis over periods ranging from 5 to 7 years, in the case of machinery and equipment, and over 40 years, in the case of CIL's property and building, were $33,270 in fiscal year 2000, an increase of 23% over the 1999 amount of $26,998.

This increase was due to the purchase of additional machinery and equipment in year 2000. After deducting research and development costs of $389,128, general and administrative expenses of $367,967 and $39,000 paid to a related party, as well as an amortization charge of $12,972, CIL realized a small income from operations of $2,663, as compared to the 1999 loss from operations of $499,972.

     Miscellaneous income of $15,000 generated during fiscal year 2000 represented a nonrecurring, nonrefundable, forfeited real estate deposit made by a third party to the Company on a contract for the sale of the building forming part of the Company's business premises. Interest expense paid during fiscal year 2000 was $149,548 as compared to $133,471 for the fiscal year ended December 31,1999. $2,453 of the fiscal year 2000 amount represented interest payments made against a short-term equipment loan with the balance, $147,095, representing payments of interest made by CIL pursuant to the mortgage encumbering the Company's business premises located in Wall, New Jersey. The $133,471 amount of interest expense paid during fiscal year 1999 entirely represented mortgage interest payments made by CIL on this mortgage.

     The outstanding principal balance of the mortgage encumbering the Company's business premises in Wall, New Jersey, was $892,507 at December 31, 2000. Interest accrues on the mortgage principal balance at the per annum rate of 15.99%. The mortgage debt payments, amortized over a 20-year period, are paid in equal monthly installments of principal and interest in the amount of $12,521, with the outstanding principal balance and accrued interest due on April 1, 2004, as a balloon payment. Company management expects to either refinance this loan or retire the debt completely out of revenues prior to its due date. In the event the Company is unable to refinance this mortgage or retire the debt prior to its due date, such failure would have a material adverse effect upon CIL's operations and financial condition.

     The 2000 non-operating loss of $131,434 essentially replicated the fiscal year 1999 loss of $131,909, both of which were primarily attributable to interest expenses. During fiscal year 1999, CIL realized and recorded the entire non-recurring gain of $609,902 from the sale of net loss carry-forward tax credits pursuant to the New Jersey Emerging Technology and Biotechnology Financial Assistance Act. Subsequent cash receipts from the sale, during 2000, fell short by the amount of $15,945, which deficiency was recorded during that year as a non-operating expense. The year concluded with a net loss of $144,716 as compared to the net loss of $21,979 for the previous year.


Results of Operations for the Nine Months Periods Ended September 30, 2001 and September 30, 2000.

     CIL's only current source of revenues are the payments due to CIL from WWE under the R&D Agreement and the License Agreement. After receiving $105,000 in payments from Well to Wire Energy, Inc. in the first quarter of 2001 pursuant to the R&D Agreement, no further payments are scheduled until the completion of the testing and delivery to WWE of the third prototype, production model Coates Generator Engine. As of the date of this filing, CIL has completed the construction of its third prototype Coates Generator Engine, the production prototype, pursuant to its agreements with Well to Wire Energy, Inc. This prototype is currently being tested. Until CIL is able to manufacture and assemble the Coates Generator Engines pursuant to sales orders or until CIL receives payments for the sale of further license and sublicensing rights, CIL's sole source of revenue will be these Well to Wire Energy, Inc. payments.

Total operating expenses for the nine month period ended September 30, 2001 were $725,382 compared to $663,460 for the same period in 2000, representing an increase of approximately 13%.

The increase was primarily due to increased legal expenses in connection with CIL's prosecution of certain legal claims and increased patent maintenance expenses, the majority of which was recorded in the third quarter. The resulting increase of general and administrative expenses was partially offset by a decrease of research and development costs which during the nine month period totaled $271,277, compared to $385,043 during the same period of the prior year.

     The absence of revenues coupled with the increase of operating expenses resulted in a loss from operations of $620,382 for the nine months period, compared to a profit of $56,540 for the prior year.

     Interest expense for the nine months ended September 30, 2001 of $108,369 remained relatively constant when compared to the $108,044 of interest expense incurred for the same nine month period in 2000. In addition, during the third quarter the Company recorded a non-recurring expense of $87,410 representing a payment to two shareholders in settlement of a 1994 lawsuit. The net result for the first three quarters in 2001 was a loss of $815,265, or $.01 per share, as compared to a loss of $34,622, for the comparable period of 2000.

Liquidity and Capital Resources

     Since its inception, all of the development costs and operating expenses of CIL have primarily been financed through the cash generated through the sale of stock, through capital contributions made by George J. Coates' son, Gregory Coates, and through several payments for prototype and license fees made by two entities Millwest Corporation, in 1994, and currently from Well to Wire Energy, Inc. During the first three quarters of 2001, the Company placed 11,300 shares with 7 accredited investors against payment of subscription funds of $265,000 and received $105,000 in research and development payments from WWE.

     The Company has completed the construction of the last of three prototype engines, the production model, natural gas fueled electric power generator engine incorporating the Coates SRV technology (the "Coates Generator Engine") in connection with the Company's R&D Agreement and License Agreement with Well to Wire Energy, Inc. Following the testing and delivery of the Coates Generator Engine, CIL expects to receive the balance of $3,800,000 from Well to Wire Energy, Inc under the R&D Agreement. Under the License Agreement, the balance due CIL of $4,700,00 is payable in equal quarterly payments over a four-year period, commencing 180 days following delivery of the third prototype Coates Generator Engine to WWE. Delivery is expected to occur during the first quarter of 2002. Pursuant to its R&D Agreement with WWE, the balance of the $5,000,000 fee due CIL, currently $3,800,000, is payable also upon the delivery of the third prototype to Well to Wire Energy, Inc., in a lump sum.

     At September 30, 2001, current liabilities exceeded current assets by $773,958. Current liabilities are primarily composed of an approximate $717,000 legal fee due one law firm for its representation of CIL in litigation over the past several years. The law firm has, in prior periods, accepted limited payments from CIL and is expected to continue to do so for the forseeable future.

     Subsequent to September 30, 2001, the Company has raised an aggregate $876,000 in cash from the private placement of 43,800 Common Shares with accredited investors. The Company expects these funds to suffice in financing operations during the upcoming quarters. If required, management will raise additional operating funds through combination of private or public offerings of its securities.

Item 3. Description of Property.

     CIL's executive offices and testing facility are located in an approximately 30,000 square foot one and one-half story building of concrete and steel construction in a 6 acre site in Wall Township, New Jersey. CIL acquired this property from the George J. Coates 1991 Family Partnership, L.P in 1995. On March 22, 1999, CIL refinanced its property and gave a first mortgage in the amount of $900,000 to Eastern Savings Bank, FSB of New York. The first mortgage requires monthly payments of $12,521 accrued interest at the rate of 15.99 percent, per annum, and its outstanding principal balance and accrued interest become due and payable in March, 2004.

     In its development operations, CIL owns and utilizes milling machines, lathes, grinders, hydraulic lifts and presses, tooling, dynamometers and emission testing machines and computerized drafting and printing equipment. All of such equipment is in good condition, reasonable wear and tear excepted.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth as of September 30, 2001 the ownership of CIL Common Stock by (i) each person known by CIL to be beneficial owner of more than 5 percent of the outstanding Common Stock, (ii) each director and executive officer of CIL who owned shares, and (iii) all directors and executive officers as a group.

Title             Name and Address of       Amount and Nature of       Percent
of Class          Beneficial Owner          Beneficial Ownership       of Class
----------        ----------------------    --------------------       --------
Common Stock      George J. Coates*         51,889,240 shares(1)        78.50%
                  Gregory Coates*            3,530,630 shares            5.3%
                  Richard W. Evans*            165,000 shares           .0025%
                  Michael J. Suchar*            50,000 shares           .001%

                  All directors and
                  executive officers
                  as a Group (3 persons)    55,634,870 shares           84.15%

*c/o CIL, Highway #34 & Ridgewood Road, Wall Township, New Jersey 07719

(1) Includes 489,240 shares owned by Mr. Coates' spouse, Bernadette Coates, beneficial ownership of which is disclaimed by George J. Coates.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

     At September 30, 2001 the executive officers and directors of CIL were as follows:

         Name                          Position                Term(s) of Office
-------------------------   -----------------------------      -----------------
George J. Coates, age 60    President, Treasurer, Chief
                            Executive Officer, Chief
                            Financial Officer and Director     From Inception to
                                                               present

Richard W. Evans, age 69    Secretary and Director             May, 1996 until
                                                               present

Michael J. Suchar, age 47   Director                           May, 1996 until
                                                               present

     George J. Coates has been employed by CIL since its inception as president and chief executive officer. Mr. Coates is an Irish citizen but has been granted resident alien status in the United States. He served two apprenticeships in Europe while attending the College of Technology, and as an Associate member of the S.A.E. He received The City and Guilds of London for electrical and mechanical engineering. He is a former management director of SCR motor engineers of Europe and holds the certificates of Ministry of Transport in the United Kingdom. He worked as an engineer for Rolls Royce and Mercedes Benz, and holds approximately 300 patents worldwide. He invented coolant disc brakes, invented a hydraulic suspension, invented and patented the Coates SRV Engine, and invented and patented a turbine engine.

     Seven and one-half years ago, the SEC commenced proceedings against Mr. Coates and CIL in the United States District Court, Southern District of New York which, in August, 2001, was settled and the case dismissed. Based upon an investor complaint, the SEC brought a civil action against CIL, Mr. George Coates and related parties for alleged breaches of federal securities laws in connection with certain private placements that occurred in the early 1990's. Initially, the Court froze the assets of CIL and George J. Coates, appointing a special master to manage CIL's business affairs. Thereafter, CIL and George J. Coates negotiated a settlement with the SEC and a consent judgment was signed by CIL and Mr. Coates. The principal settlement provisions of this final consent judgment required: Mr. Coates to transfer ownership of CIL's Wall Township business premises to CIL; permitted Mr. Coates to retain title to the Coates Patents as long as he reimbursed the Company for the costs associated therewith, and; CIL's commitment to undertake a registered rescission offer to certain private placement investors. George J. Coates agreed to use up to approximately $800,000 of his own funds first to buy back CIL stock from those investors who chose rescission, with any required further rescission funds necessary to complete the rescission offer to be paid by CIL. The rescission offer was completed in 1997 with only 32 of the 328 private placement investors electing to rescind their investment. The 32 rescinding investors received $1,270,000 of rescission funds out of approximately $6,500,000 invested by these investors. Following the rescission, the Court dismissed the special master and the Company continued under the control of Mr. Coates. In concluding this proceeding, Mr. Coates was assessed a fine of $40,000 by the Court based upon its findings of four violations of federal securities disclosure laws in connection with the private placements. Specifically, the Court found that the private placement offering documents used by Mr. Coates at the time misrepresented that (1) the Coates systems engine surpassed the emissions standards imposed by the EPA; (2) the Company had a substantial number of firm orders for engines equipped with the Coates System when the orders were found to be provisional; (3) the Company owned the patents to the Coates System when, at the time, they were owned by Mr. Coates, and; (4) the offering documents omitted disclosing Harley Davidson's discontinuance of testing the Coates prototype engines due to Harley's claims of malfunction.

     Richard W. Evans became a director of CIL in May 1996, Dr. Evans, who holds an ED.D degree from Rutgers University, was a Supervisor a Highland Park School in Highland Park, New Jersey, a post held for more than the preceding five years until his retirement in June 1996.

     Michael J. Suchar became a director of CIL in May 1996. Dr. Suchar, who holds a Doctor of Dental Surgery degree from the Temple University Dental School, has been a practicing pediatric dentist for more than the preceding five years.

Compliance with Section 16(a) of the Exchange Act

     CIL's only class of outstanding capital stock, its Common Stock, is not registered pursuant to Section 12 of the Exchange Act so that fillings of Forms 3,4, and 5 in compliance with such Section are not required.

Item 6. Executive Compensation.

     None of CIL's executive officers has an employment contract with CIL. With respect to each of calendar years 1998, 1999, and 2000, no executive officer had compensation paid or accrued in excess of $100,000 for any such year except for George J. Coates, CIL's Chief Executive Officer, while compensation was as follows:

                           SUMMARY COMPENSATION TABLE

Annual Compensation Year ended Name December 31 Salary

      Name                   Position                 Year             Salary
      ----                   --------                 ----            --------
George J. Coates     President, Chief Executive
                     Officer and Chief Financial
                     Officer                          2000            $183,548
                                                      1999            $183,548
                                                      1998            $186,947

Item 7. Certain Relationships and Related Transactions.

     CIL paid $222,549 and $211,589, respectively, during fiscal years 1999 and 2000 to Coates Precision Engineering, Inc., a company owned by George J. Coates, for services rendered to CIL in connection with CIL's research and development of the Coates Generator Engine. During fiscal year 2001, George J. Coates made loans to CIL at various times to assist in financing CIL's operations, which aggregate outstanding amount at September 30, 2001 was $80,900. These borrowings are in the form of demand loans which carry no interest and are repaid from time to time depending upon CIL's available cash. It is the intention of Mr. George
J. Coates to assist the Company with its cash requirements in the form of loans as needed in the future.

Item 8. Description of Securities

     CIL is currently authorized by its Certificate of Incorporation to issue an aggregate 1,014,000,000 shares of capital stock, which include 14,000,000 shares of Series A Preferred Stock, par value $.001 per share, and 1,000,000,000 shares of Common Stock, par value $.0001 per share. As of September 30, 2001, 66,111,010 shares of the Common Stock were issued and outstanding and no Preferred Shares were outstanding.

Common Stock

     The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any outstanding Series A Non-Cumulative Convertible Preferred Stock (the "Series A Stock"), the holders of Common Stock are entitled to receive ratably such dividends as are declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock have the right to a ratable portion of assets remaining after the payment of all debts and other liabilities of the Company, subject to the liquidation preferences, if any, of the holders of any outstanding Series A Stock. Holders of Common Stock have neither preemptive rights nor rights to convert their Common Stock into any other securities and are not subject to future calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock may be subject to, and may be adversely affected by, the rights of the holders of shares of Series A Stock that the Company may designate and issue in the future. Series A Stock

Series A Stock

     The holders of shares of CIL's Series A Stock, none of which are currently outstanding, are entitled to ten votes per share held on all matters submitted to a vote of its shareholders. In addition, such holders are entitled to receive ratably such dividends if any on a non-cumulative basis, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of dissolution, liquidation, or winding up of CIL, the holders of CIL Series A Stock are entitled to share ratably in all assets remaining after payment of all of CIL's liabilities to the extent of the par value of such shares together will all unpaid dividends on such shares, prior to any payment being made to the holders of Common Stock, provided, however, that the holders of Series A Stock will not be entitled to participate in any further distribution of CIL's assets in the event of a dissolution or liquidation.

Transfer Agent

     The Company has retained American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038 to serve as its securities transfer agent.

                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

          (a)  Market Information

          The Company's common stock is not traded on any stock exchange or public market and there can be no assurances that a market for CIL's securities will ever develop.

          (b)  Holders

          As of September 30, 2001, there were approximately 805 beneficial owners of the Common Stock of Coates International, Ltd.

          (c)  Dividends

          The Company has never paid a dividend to the holders of any of its issued and outstanding securities and does not anticipate paying any such dividends in the future.

Item 2.   Legal Proceedings

          The Company is not a party to any pending material legal proceeding.

Item 3.   Changes in and Disagreements with Accounts

          Not Applicable

Item 4.   Recent Sales of Unregistered Securities.

          During the past three fiscal year periods and through the nine months ended September 30, 2001, the Company privately sold the following unregistered securities in private placements:

          Fiscal Year 1999.

          During fiscal year 1999, the Company placed an aggregate 14,250 Series A shares to 11 accredited investors in private placements and received a total of $285,000 in subscription proceeds, for the purchase price of $20 per share. All of these private placements were made in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") provided by Regulation D and Section 4(2) of the 1933 Act in that the number of accredited investors was limited and that the accredited investors were either existing shareholders of CIL or had established business relationships with the Company. The certificates representing the CIL shares placed contained the appropriate restrictive legends designating such shares as restricted securities, non-transferable and non- saleable other than pursuant to registration under the 1933 Act or pursuant to exemptions therefrom.

          Fiscal Year 2000.

          During fiscal year 2000, the Company placed an aggregate 6,800 Series A shares to 4 accredited investors in private placements and received subscription proceeds of $ 150,000, for the purchase price of $20 and $25 per share. All of these private placements were made in reliance upon the exemption from the registration requirements of the 1933Act provided by Regulation D and Section 4(2) of the 1933 Act in that the number of accredited investors was limited; that the accredited investors were either existing shareholders of CIL or had established business relationships with the Company. The certificates representing the CIL shares placed contained the appropriate restrictive legends designating such shares as restricted securities, non-transferable and non- saleable other than pursuant to registration under the 1933 Act or pursuant to exemptions therefrom.

          The Nine Month Period Ended September 30, 2001.

          During the third quarter ended September 30, 2001, the Company issued an aggregate 11,300 Common Shares to 7 accredited investors in private placements and received subscription proceeds of $265,000, for the purchase price of $20 and $25 per share. All of these private placements were made in reliance upon the exemption from the registration requirements of the1933 Act provided by Regulation D and
          Section 4(2) of the 1933 Act in that the number of accredited investors was limited; that the accredited investors were either existing shareholders of CIL or had established business relationships with the Company. The certificates representing the CIL shares placed contained the appropriate restrictive legends designating such shares as restricted securities, non-transferable and non- saleable other than pursuant to registration under the 1933 Act or pursuant to exemptions therefrom.

Item 5.   Indemnification of Directors and Officers

          The Registrant's Restated Certificate of Incorporation (Article TENTH) contains provisions limiting the liability of its Directors and requiring the Registrant to indemnify all persons whom it has the power to indemnify, to the maximum extent permitted under the General Corporation Law of the State of Delaware (the "GCL"). In accordance with the GCL, Article ELEVENTH limits the personal liability of a director to the corporation or its shareholders for monetary damages for breaches of fiduciary duty as a director except for (a) breaches of the director's duty of loyalty, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) effecting of certain unlawful payments related to the corporation's capital stock, and (d) transactions from which the director derived an improper benefit. The provisions of the GCL will not impair the

          Registrant's ability to seek injunctive relief for breaches of fiduciary duty. Such relief, however, may not always be available as a practical matter.

          The GCL also contains provisions giving a corporation broad powers to indemnify officers, directors, employees and agents against liability and for their expenses in defending against threatened liability if the individual acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Registrant pursuant to the foregoing provisions, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling procedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Financial Statements.

          The following financial statements are included herein:

          Audited Financial Statements for the Fiscal Years Ended December 31, 2000 and December 31,1999.

          Unaudited Financial Statements for the Nine Months Ended September 30, 2001.

                           Coates International, Ltd.

                              Financial Statements

                           December 31, 2000 and 1999

                                   As Restated

                           Coates International, Ltd.
                        Index to the Financial Statements
                           December 31, 2000 and 1999
                                   As Restated



                                                                          Page

Auditors' Report....................................................        1

Financial Statements

     Balance Sheet..................................................        2

     Statements of Operations.......................................        3

     Statement of Stockholders' Equity..............................        4

     Statements of Cash Flows.......................................       5-6

     Notes to the Financial Statements..............................      7-11

                          Independent Auditors' Report

To the Board of Directors and Shareholders of Coates International, Ltd.

We have audited the balance sheet of Coates International, Ltd. as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coates International, Ltd. as of December 31, 2000, and the results of their operations, and cash flows for the years ended December 31, 2000 and 1999 in conformity with generally accepted accounting principles.


/s/ Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
February 13, 2001
except for Note 14, as to
which the date is January 3, 2002

                           Coates International, Ltd.
                                  Balance Sheet
                                December 31, 2000
                                   As Restated

              Assets
Current Assets
         Cash                                                                                               $    340,821
         Restricted cash                                                                                         112,000
         Inventory                                                                                               205,357
         Prepaid insurance                                                                                         6,432
                                                                                                            ------------

                  Total Current Assets                                                                           664,610

Property, Plant and Equipment - Net of $440,128 of accumulated depreciation                                    1,625,892

Other Assets
    Mortgage loan costs, net of accumulated amortization of $22,701                                               42,159
         Deposit                                                                                                   2,500
                                                                                                            ------------

                  Total Assets                                                                                 2,335,161
                                                                                                            ============

                  Liabilities and Stockholders' Equity

Current Liabilities
         Current portion of mortgage payable                                                                       8,903
         Note payable                                                                                             58,731
         Accounts payable                                                                                         45,485
  Accrued expenses                                                                                               691,321
         Accrued interest payable                                                                                118,391
                                                                                                            ------------

                         Total Current Liabilities                                                               922,831

License Deposit                                                                                                  300,000
Mortgage payable, net of current portion                                                                         883,604
                                                                                                            ------------

                         Total Liabilities                                                                     2,106,435

Stockholders' Equity
         Preferred stock, Series A, $.001 par value 14,000,000 shares authorized - no shares issued                   --
  Common stock, $.0001 par value, 200,000,000 shares authorized - 66,097,910shares issued
  and outstanding                                                                                                  6,609
  Additional paid-in capital                                                                                  11,234,283
         Accumulated deficit                                                                                 (11,012,166)
                                                                                                            ------------

                         Total Stockholders' Equity                                                              228,726
                                                                                                            ------------

                         Total Liabilities and Stockholders' Equity                                         $  2,335,161
                                                                                                            ============

See notes to the financial statements.

                           Coates International, Ltd.
                            Statements of Operations


                                                                           Years Ended December 31,
                                                                      ---------------------------------
                                                                          2000                  1999
                                                                       As Restated          As Restated
                                                                      ------------         ------------

Research and Development Revenue                                      $    845,000         $    250,000
                                                                      ------------         ------------

Operating Expenses:
         Research and development costs                                    389,128              447,495
         Research and development costs - related party                     39,000                   --
         General and administrative expenses                               367,967              241,886
         Depreciation                                                       33,270               26,998
         Amortization                                                       12,972               33,593
                                                                      ------------         ------------

                  Total Operating Expenses                                 842,337              749,972
                                                                      ------------         ------------

         Income (Loss) From Operations                                       2,663             (499,972)
                                                                      ------------         ------------

Other Income (Expense):
         Miscellaneous income                                               15,000                   --
         Interest income                                                     3,114                1,562
         Interest expense                                                 (149,548)            (133,471)
                                                                      ------------         ------------

                  Total Other Income (Expense)                            (131,434)            (131,909)
                                                                      ------------         ------------

         Loss Before Benefit From Income Taxes                            (128,771)            (631,881)

         (Provision for) Benefit From Income Taxes                         (15,945)             609,902
                                                                      ------------         ------------

         Net Loss                                                     $   (144,716)        $    (21,979)
                                                                      ============         ============

         (Loss) Earnings Per Share                                    $       0.00         $       0.00
                                                                      ============         ============

         Weighted Average Number of Shares                              66,078,329           66,010,120
                                                                      ============         ============

See notes to the financial statements.

                            Coates International Ltd.
                        Statement of Stockholders' Equity

       As Restated

------------------------------------------------------------------------------------------------------------------------------
                                                      Common Stock               Series A Preferred Stock          Additional
                                                                                                                    Paid-In
                                                Shares           Amount           Shares          Amount            Capital
------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                          --               --        6,597,961      $      6,598      $ 10,812,300
------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock (at cost)                 --               --               --                --           (12,997)
------------------------------------------------------------------------------------------------------------------------------
Sale of treasury stock                               --               --               --                --           149,993
------------------------------------------------------------------------------------------------------------------------------
Issuance of stock                                    --               --            6,750                 7           134,993
------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                --               --               --                --                --
------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                          --               --        6,604,711      $      6,605      $ 11,084,289
------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock (at cost)                 --               --               --                --                --
------------------------------------------------------------------------------------------------------------------------------
Sale of treasury stock                               --               --               --                --            39,998
------------------------------------------------------------------------------------------------------------------------------
Issuance of stock                                    --               --            4,800                 4           109,996
------------------------------------------------------------------------------------------------------------------------------
Exchange of Series A Preferred Stock
for Common Stock                             66,097,910     $      6,609       (6,609,011)           (6,609)               --
------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                --               --               --                --                --
------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                  66,097,910     $      6,609               --      $         --      $ 11,234,283
------------------------------------------------------------------------------------------------------------------------------

See notes to the financial statements.

                            Coates International Ltd.
                        Statement of Stockholders' Equity

     As Restated - Cont'd.

---------------------------------------------------------------------------------------------------------------------
                                                       Treasury Stock                                     Total
                                                                               Retained Earnings      Stockholders'
                                                    Shares         Amount          (Deficit)         Equity (Deficit)
---------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1998                         (6,250)       $    (6)       $(10,845,471)       $    (26,579)
---------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock (at cost)                (3,250)            (3)                 --             (13,000)
---------------------------------------------------------------------------------------------------------------------
Sale of treasury stock                               7,500              7                  --             150,000
---------------------------------------------------------------------------------------------------------------------
Issuance of stock                                       --             --                  --             135,000
---------------------------------------------------------------------------------------------------------------------
Net loss for the year                                   --             --             (21,979)            (21,979)
---------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1999                          (2000)       $    (2)       $(10,867,450)       $    223,442
---------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock (at cost)                    --             --                  --                  --
---------------------------------------------------------------------------------------------------------------------
Sale of treasury stock                               2,000              2                  --              40,000
---------------------------------------------------------------------------------------------------------------------
Issuance of stock                                       --             --                  --             110,000
---------------------------------------------------------------------------------------------------------------------
Exchange of Series A Preferred Stock
for Common Stock                                        --             --                  --                  --
---------------------------------------------------------------------------------------------------------------------
Net loss for the year                                   --             --            (144,716)           (144,716)
---------------------------------------------------------------------------------------------------------------------
Balance - December 31, 2000                             --             --        $(11,012,166)       $    228,726
---------------------------------------------------------------------------------------------------------------------

See notes to the financial statements.

                           Coates International, Ltd.
                            Statements of Cash Flows

                                                                                      Years Ended December 31,
                                                                                    ----------------------------
                                                                                        2000             1999
                                                                                    As Restated      As Restated
                                                                                    -----------      -----------
Cash Flows From Operating Activities
         Net (Loss) Income                                                          $  (144,716)     $   (21,979)
                                                                                    -----------      -----------
         Adjustments to Reconcile Net (Loss) Income to Net Cash Used in
         Operating Activities
                           Depreciation                                                  33,270           26,998
                           Amortization                                                  12,972           33,593
                           Deferred taxes                                               251,000         (251,000)
         Changes in Assets and Liabilities
                  (Increase) Decrease in
                           Inventory                                                   (205,357)              --
                           Prepaid insurance                                                457             (334)
                           Due to/from affiliates                                        79,061          (79,061)
                  Increase (Decrease) in
                           License deposit                                                   --          300,000
                           Accounts payable and accrued expenses                       (157,599)        (224,985)
                           Accrued interest payable                                        (101)          11,933
                                                                                    -----------      -----------

                  Total Adjustments                                                      13,703         (182,856)
                                                                                    -----------      -----------
         Net Cash Used in Operating Activities                                         (131,013)        (204,835)
                                                                                    -----------      -----------

Cash Flows from Investing Activities
         Payments for property and equipment                                            (74,000)         (55,800)
                                                                                    -----------      -----------
         Net Cash Used in Investing Activities                                          (74,000)         (55,800)
                                                                                    -----------      -----------

Cash Flows From Financing Activities
       Proceeds from mortgage payable                                                        --          900,000
       Repayment of mortgage payable                                                     (3,060)        (504,433)
       Payment for mortgage loan costs                                                       --          (65,344)
         Proceeds from reissuance of stock                                               40,000          137,000
         Proceeds from issuance of stock                                                110,000          135,000
         Proceeds from note payable                                                      75,000
         Repayment of note payable                                                      (16,269)              --
         Loans from stockholder                                                         (16,000)              --
                                                                                    -----------      -----------
         Net Cash Provided by Financing Activities                                      189,671          602,223
                                                                                    -----------      -----------
         Net Decrease (Increase) in Cash                                                (15,342)         341,588
         Cash - Beginning of Periods                                                    356,163           14,575
                                                                                    -----------      -----------
         Cash - End of Periods                                                      $   340,821      $   356,163
                                                                                    ===========      ===========

See notes to the financial statements.

                           Coates International, Ltd.
                       Statements of Cash Flows - Cont'd.

                                                           Years Ended December 31,
                                                         ----------------------------
                                                            2000              1999
                                                         As Restated      As Restated
                                                         -----------      -----------
Supplemental Disclosures of Cash Flow Information
     Cash paid during the periods for:
         Interest paid                                   $   149,648      $   121,538
                                                         ===========      ===========
         Income taxes paid                               $       200      $       400
                                                         ===========      ===========

See notes to the financial statements.

                           Coates International, Ltd.
                        Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

     Coates International, Ltd. ("CIL" or the "Company") is a Delaware corporation organized in October 1991 by its President and majority stockholder George J. Coates ("GJC") as the successor in interest to a Delaware corporation, also organized by GJC, of the same name incorporated in August 1988.

     CIL has developed a spherical rotary valve system (the"Coates System") for use in piston driven internal combustion engines of all types and is manufacturing on a limited scale basis at its Wall Township, New Jersey facility. CIL also has an exclusive license to sell and grant sublicenses with respect to products using the Coates System based on the Coates Patents. The Company was in the development stage through December 31, 1999. The year 2000 is the first year during which it is considered an operating company.

Inventory

     Inventory is valued at the lower of cost (determined on a first in, first out basis) or market.

Property, Plant & Equipment

     Property, plant and equipment are stated at cost. Depreciation is computed using the straight line method over the estimated useful life of the assets: 40 years for building and building improvements, 5 to 7 years for machinery and equipment and 5 to 10 years for furniture and fixtures. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

     In the event that facts and circumstances indicate that long-lived assets may be impaired, an evaluation of recoverability would be performed and, accordingly, a determination of the write-down related to the specific assets made.

Earnings (Loss) Per Share

     Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding and assumes the conversion of the Series A Preferred Stock into Common Stock. The Company has no options, warrants or other convertible securities outstanding, thus, basic and diluted earnings (loss) per share are the same for the fiscal years ended December 31, 1999 and December 31, 2000.

Revenue Recognition

     The Company has not generated revenue from the sales of engines. Revenue from the granting of sub-licenses is recognized when earned, generally commencing upon its utilization by the licensee over the period of time that the sub-license has been granted (i.e. upon expiration of the Company's patent protection period which expires at the earliest in 2007, using the straight-line method. Revenue from research and development activities is recognized when earned provided that financial risk has been transferred from the Company to its customer. Revenue recognized in 2000 and 1999 is derived solely from research and development activities.

Advertising Costs

     Advertising costs are charged to operations when incurred. Advertising expense was $12,356 and $72,000 for the years ended December 31, 2000 and 1999, respectively.

Research and Development

     Research and development costs are charged to operations as incurred.

                           Coates International, Ltd.
                        Notes to the Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Income Taxes

     In accordance with the provisions of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), deferred taxes are recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized. The Company incurred net operating losses for financial-reporting and tax-reporting purposes. Accordingly, the benefit from income taxes has been mostly offset by a valuation allowance against the related deferred tax asset for the year ended December 31, 1998.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

     The Company maintains cash balances in several financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000, of which the Company's accounts may, at times, exceed the federally insured limits.

     The Company entered into a license agreement with a Canadian corporation, whereby the Company is granting an exclusive license for the use of the Coates Engine in connection with the conversion of natural gas to electricity in Canada. The licensing fee is $5,000,000 and the Company also receives a royalty equal to 5% of the gross profit which is derived from all sources. The Company also retains the exclusive right to manufacturing both the engine and generator components for sale to the Canadian corporation. The revenues generated for years ended December 31, 2000 and 1999 are entirely attributable to the Canadian corporation. The loss of this customer would have a material adverse effect on the Company's business and operations.

     Development of the Coates System technology was initiated by GJC, CIL's founder, President and controlling stockholder in the late 1970's and development efforts have been conducted continuously since such time. From July 1982 through May 1993, seven U.S. patents as well as a number of foreign patents were issued to GJC with respect to the Coates System. Since the inception of CIL in 1988, all aspects of the business have been completely dependent upon the activities of GJC, who does not have an employment contract with CIL. The loss of GJC's availability or services due to death, incapacity or otherwise would have a material adverse effect on the Company's business and operations.

NOTE 3 - RESTRICTED CASH

     The Company placed $112,000 in an escrow account (pursuant to a court order) of net proceeds raised from a 48,000 CIL Series A Preferred Stock private placement offering in July 1997. The funds were escrowed for the payment of interest due to two former stockholders.

NOTE 4 - INVENTORY

     Inventory consists of work in process valued at $205,357 at December 31, 2000.

                           Coates International, Ltd.
                        Notes to the Financial Statements

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at cost, less accumulated depreciation, consists of the following at December 31, 2000:

                    Land                                    $  920,550
                    Building                                   579,450
                    Building improvements                      201,671
                    Machinery and equipment                    325,054
                    Furniture and fixtures                      39,295
                                                            ----------
                                                             2,066,020
                    Less:  Accumulated depreciation            440,128
                                                            ----------

                            Total                           $1,625,892
                                                            ==========

     Depreciation expense amounted to $33,270 and $26,997 for the years ended December 31,2000 and 1999, respectively.

NOTE 6 - ACCRUED EXPENSES

Accrued expenses at December 31, 2000 is comprised of the following

           Legal Fees                                           $542,834
           Accounting Fees                                        25,000
           Patent Legal Fees                                      39,770
           Audit Fees - prior auditors (1995 and 1996)            31,975
           Audit Fees - prior auditors (1997)                     77,040
           Audit Fees - prior auditors (1997)                   $716,619
                                                                ========

NOTE 7 - NOTE PAYABLE

     The note payable represents a bank loan with interest at 13.64% due in equal monthly installments of $6,907 including interest through September 2001, secured by equipment with a net book value of $66,600.

NOTE 8 - MORTGAGE PAYABLE

     Interest at 15.99% per annum due in equal monthly installments of $12,521 including interest, due on April 1, 2004 secured by land and building with a net book value of $1,552,621.

                                                              $892,507
          Less current maturities                                8,903
                                                              --------
          Mortgage payable, net of current maturities         $883,604
                                                              ========

     Total maturities of mortgage payable are as follows:

               Year Ending December 31,
               2001                                    $  8,903
               2002                                      10,435
               2003                                      12,232
               2004                                     860,937
                                                       --------
                                                       $892,507
                                                       ========

                           Coates International, Ltd.
                        Notes to the Financial Statements

NOTE 9 - CAPITAL STOCK

     During the year, the Company increased its authorized shares of common stock from 20,000,000 to 200,000,000 and changed the par value per common share from $0.001 to $0.0001. The Company also converted all shares of its Series A preferred stock into common stock, on the basis of ten shares of common stock for each share of Series A preferred stock.

     The earnings per share calculation for the year ended December 31, 1999 has been restated to reflect the above.

NOTE 10 - INCOME TAXES

     The income tax (provision) benefit is comprised of the following:

                                                       Year Ended December 31,
                                                    ---------------------------
                                                       2000              1999
                                                    ---------         ---------
          State current (provision) benefit         $ (15,945)        $ 358,902
          State deferred benefit                           --           251,000
                                                    ---------         ---------
                                                    $ (15,945)        $ 609,902
                                                    =========         =========

     In 1998, the State of New Jersey enacted legislation allowing emerging technology and/or biotechnology companies to sell their unused New Jersey Net Operating Loss ("NOL") Carryover and Research and Development Tax Credits ("R&D Credits) to corporate taxpayers in New Jersey. During 1999, the Company entered into an agreement under which it retained a third party broker to identify a buyer for its NOL Carryover. The total anticipated net proceeds of this transaction $609,902) was recorded as a current deferred tax asset and benefit for the year ending December 31, 1999.

     Due to limitations placed by the State of New Jersey on the total amount of NOL Carryover and R&D Credits eligible to be sold in any one year, the sale of only a portion of the Company's NOL Carryover ($358,902), which was received in 1999 funds was recorded as a current tax benefit in the December 31, 1999 financial statements. The sale of the remaining balance of the Company's NOL Carryover ($235,033), which was recorded as an estimated deferred tax benefit of $251,000 at December 31, 1999 was received in 2000. This resulted in a current tax provision of $15,945 at December 31, 2000.

     The Company's total deferred tax asset and valuation allowance are as follows at December 31, 2000:



          Total deferred tax asset, current            $4,239,951
          Less valuation allowance                      4,239,951
                                                       ----------
          Net deferred tax assets, current             $       --
                                                       ==========

     The differences between income tax benefits in the financial statements and the tax benefit computed at the U. S. Federal statutory rate of 34% at December 31, 2000 are as follows:

          Tax benefit                                     34%
          Valuation allowance                            (30)%
                                                     -------
          Effective tax rate                               4%
                                                     =======

     At December 31, 2000, the Company has available approximately $10,316,657 of net operating losses to carryforward which may be used to reduce future federal taxable income and expire between December 31, 2003 and 2020.

     At December 31, 2000 the Company has available approximately $2,931,190 of net operating losses to carryforward which may be used to reduce future state taxable income and begin to expire December 31, 2004.

NOTE 11 - LICENSES

     The Company has incurred legal and related costs associated with licenses. Such costs amounted to $107,232 and $80,586 for the years ended December 31, 2000 and 1999. As the probable future economic benefit of such costs is uncertain, they have been expensed.

NOTE 12 - RELATED PARTY TRANSACTIONS

     The Company subcontracts its project expense from certain entities of which GJC is the sole shareholder. During the years ended December 31, 2000 and 1999, the Company paid $222,549 and $211,589, respectively, for these services.

NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Payable and Accrued Expenses

     The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

NOTE 14 - RESTATEMENT OF PRIOR PERIOD RESULTS

The Company has restated its financial statements for the years ended December 31, 2000 and 1999. The restated financial results reflect errors in its accounting procedures related to revenue recognition and equity transactions. The impact of these adjustments on the Company's financial results as originally reported is summarized below:

                                                                 Years Ended December 31,
                                          ------------------------------------------------------------------------
                                                        2000                                    1999
                                          --------------------------------        --------------------------------
                                           As Reported         As Restated         As Reported         As Restated
                                          ------------        ------------        ------------        ------------
     Retained earnings (deficit)          $(10,688,006)       $(11,012,166)       $(10,565,795)       $(10,867,450)
               Revenue                         845,000             845,000             550,000             250,000
          Net income (loss)                   (122,211)           (144,716)            279,675             (21,979)
       Income (loss) per share                  (0.002)               0.00                0.00                0.00

                           Coates International, Ltd.

                              Financial Statements

                               September 30, 2001

                           Coates International, Ltd.
                        Index to the Financial Statements
                               September 30, 2001



                                                                      Page

Financial Statements

     Condensed Balance Sheet....................................         1

     Condensed Statements of Operations.........................         2

     Condensed Statements of Cash Flows.........................         3

     Notes to the Condensed Financial Statements................         4

                           Coates International, Ltd.
                             Condensed Balance Sheet
                               September 30, 2001
                                   (Unaudited)

                  Assets
Current Assets
         Cash                                                                                        $     86,604
         Accounts receivable                                                                                   --
         Inventory                                                                                        205,357
         Prepaid insurance                                                                                  6,432
                                                                                                     ------------

                  Total Current Assets                                                                    298,393

Property, Plant and Equipment - Net of accumulated depreciation of $469,248                             1,596,771

Other Assets
         Mortgage loan costs, net of accumulated amortization of $32,430                                   32,430
         Deposits                                                                                           2,500
                                                                                                     ------------

                  Total Assets                                                                          1,930,094
                                                                                                     ============

                  Liabilities and Stockholders' Equity (Deficit)

Current Liabilities
         Current portion of mortgage payable                                                                8,903
         Accounts payable and accrued expenses                                                            845,457
         Accrued interest payable                                                                         118,391
         Due to stockholders                                                                               18,700
         Due to officer                                                                                    80,900
                                                                                                     ------------
                           Total Current Liabilities                                                    1,072,351
         License deposit                                                                                  300,000
         Mortgage payable, net of current portion                                                         879,281
                                                                                                     ------------
                           Total Liabilities                                                            2,251,632
                                                                                                     ------------
Stockholders' Equity (Deficit)
Common stock, $.0001 par value, 1,000,000,000 shares authorized, 66,111,010 shares issued                   6,611
and outstanding
Additional paid-in capital                                                                             11,499,282
         Retained earnings (Deficit)                                                                  (11,827,431)
                                                                                                     ------------
                           Total Stockholders' Equity (Deficit)                                          (321,538)
                                                                                                     ------------
                           Total Liabilities and Stockholders' Equity (Deficit)                      $  1,930,094
                                                                                                     ============

See notes to the condensed financial statements.

                           Coates International, Ltd.
                       Condensed Statements of Operations

                                                                  Three Months Ended                 Nine Months Ended
                                                                     September 30,                     September 30,
                                                             -----------------------------     -----------------------------
                                                                 2001             2000             2001             2000
                                                              (Unaudited)      (Unaudited)      (Unaudited)      (Unaudited)
                                                                               As Restated                       As Restated
                                                             ------------     ------------     ------------     ------------
Revenue                                                      $         --     $    320,000     $    105,000     $    720,000

Operating Expenses:
         Research and development costs                            48,395          190,722          271,277          385,043
         Research and development costs - related party                --            9,750               --           29,250
         General and administrative expenses                      219,609           36,288          415,256          214,485
         Depreciation and amortization expense                     12,959           15,259           38,849           34,682
                                                             ------------     ------------     ------------     ------------

                  Total Operating Expenses                        280,963          252,019          725,382          663,460
                                                             ------------     ------------     ------------     ------------

         (Loss) Income From Operations                           (280,963)          67,981         (620,382)          56,540

Other Income (Expense):
         Interest income                                                3              184              896            1,882
         Interest expense                                         (33,356)         (36,586)        (108,369)        (108,044)
         Settlement of lawsuit                                    (87,410)              --          (87,410)              --
         Miscellaneous income                                          --           15,000               --           15,000
                                                             ------------     ------------     ------------     ------------

                  Total Other Income (Expense)                   (120,763)         (21,402)        (194,883)         (91,162)
                                                             ------------     ------------     ------------     ------------

Net (Loss) Income Before Benefit
    From Income Taxes                                            (401,726)          46,579         (815,265)         (34,622)
Benefit From Income Taxes                                              --               --               --               --
                                                             ------------     ------------     ------------     ------------
Net (Loss) Income                                            $   (401,726)    $     46,579     $   (815,265)    $    (34,622)
                                                             ============     ============     ============     ============

(Loss) Income Per Share                                      $      (0.01)    $       0.00     $      (0.01)    $       0.00
                                                             ============     ============     ============     ============

Weighted Average Number of Common Shares
         Outstanding                                           66,093,943       66,085,410       66,093,943       66,085,410
                                                             ============     ============     ============     ============

See notes to the condensed financial statements.

                           Coates International, Ltd.
                       Condensed Statements of Cash Flows

                                                                         Nine Months Ended
                                                                           September 30,
                                                                   ----------------------------
                                                                       2001              2000
                                                                   (Unaudited)       (Unaudited)
                                                                    ---------         ---------
Cash Flows From Operating Activities                                $(559,563)        $(132,505)

Cash Flows From Investing Activities                                       --           (74,000)

Cash Flows From Financing Activities
         Proceeds from note payable                                        --            77,000
         Repayment of mortgage payable                                 (4,323)           (4,659)
         Proceeds of capital contributed by stockholder                    --            69,965
         Proceeds from issuance of stock                              265,000                35
         Proceeds from officer loan                                    84,700                --
         (Repayment of) Proceeds from stockholder loans                18,700           (10,000)
         Repayment of note payable                                    (58,731)               --
                                                                    ---------         ---------
         Net Cash Provided by Financing Activities                    305,346           132,341
                                                                    ---------         ---------
                                                                     (254,217)          (74,164)
         Net Decrease in Cash
         Cash - Beginning of Periods                                  340,821           356,163
                                                                    ---------         ---------
         Cash - End of Periods                                      $  86,604         $ 281,999
                                                                    =========         =========

See notes to the condensed financial statements.

                           Coates International, Ltd.
                   Notes to the Condensed Financial Statements


BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2001 and 2000 are not necessarily indicative of the results that may be expected for the years ended December 31, 2001 and 2000. The unaudited condensed financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2000.

                                    PART III
Item 1.           Exhibits.

     (a)  Index To Exhibits

Exhibit No.           Description of Exhibit

3.1*        CIL's Restated Certificate of Incorporation

3.1(i)+ Certificate of Amendment to Certificate of Incorporation filed with the Secretary of State, State of Delaware on May 22, 2000.

3.1(ii)+ Certificate of Amendment to Certificate of Incorporation filed with the Secretary of State, State of Delaware on August 31, 2001.

3.2*        CIL's By-Laws

4.1* Form of Certificate for CIL's Series A Non-Cumulative Convertible Preferred Stock

10.1* Deed dated February 21, 1995 transferring title to CIL's Principal Facility at Route 34

10.2* Assumption and Indemnification Agreement dated February 21, 1995 between the partnership and CIL.

10.3* License Agreement dated December 22, 1997 between George J. Coates and CIL. George J. Coates and CIL and First and Second Amendments thereto dated July 17, 1995.

10.4* Third Amendment dated September 21, 1995 to License Agreement dated February 17, 1995 between George J. Coates and CIL.

10.5* License Agreement dated February 22, 1993 between Gregory Coates and CIL and First Amendment thereto dated July 17, 1995.

10.6+       License Agreement, Dated September 29, 1999, with Well to Wire
            Energy, Inc.

10.7+       Amendment No. 1 to License Agreement, Dated April 6, 2000.

10.8+       Amendment No. 2 to License Agreement, Dated July 21, 2000.

10.9 License Agreement, dated April 19, 1996, by and between the Company and Nicholson McLaren Engines, Ltd.

23.1        Consent of Rosenberg Rich Baker Berman & Company.

--------------------------------------------------------------------------------
* These Exhibits are hereby incorporated by reference into this Form 10-KSB for the fiscal year ended December 31, 2000, from the Company's Registration Statement filed on Form S-1 with the Securities and Exchange Commission on November 1, 1995, File No. 33-94884:

+    Previously filed.

     (b) No reports on Form 8-K were filed during the last quarter of the fiscal year ended December 31, 2000.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: January 22, 2002                     COATES INTERNATIONAL LTD.

                                           By: /s/ George J. Coates
                                               George J. Coates, President
                                               Chief Executive Officer and
                                               Chief Financial Officer


SIGNATURE                             TITLE                           DATE
---------                             -----                           ----

/s/ George J. Coates
-------------------------
George J. Coates                 Director, Chief                January 22, 2002
                                 Executive Officer,
                                 President, and
                                 Chief Financial Officer

/s/ Richard W. Evans
-------------------------
Richard W. Evans                 Director                      January 22, 2002


/s/ Michael J. Suchar
-------------------------
Michael J. Suchar                Director                      January 22, 2002



                                       19